UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

IMPERIAL HOLDINGS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

452834104
(CUSIP Number)

August 23, 2012
(Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 6 Pages

CUSIP NO. 452834104	Page 2 of 6 Pages

1.	Names of Reporting Persons

NANTAHALA CAPITAL MANAGEMENT, LLC

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization

MASSACHUSETTS

	5.	Sole Voting Power
Number of Shares		2,145,707
Beneficially Owned By Each	6.	Shared Voting Power 0
Reporting Person With	7.	Sole Dispositive Power 2,145,707
	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,145,707

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

10.12%

12.	Type of Reporting Person (See Instructions)

IA

CUSIP NO. 452834104	Page 3 of 6 Pages

Nantahala Capital Management, LLC (the “Reporting Person”) filed an initial statement on a Schedule 13G on November 2, 2011, and subsequently amended the initial statement on Schedule 13G by filing a Schedule 13G/A on February 14, 2012 and a Schedule 13D on May 10, 2012.  This Schedule 13G amends such prior filings.

Item 1(a).	Name of Issuer:

Imperial Holdings, Inc. (the “Issuer”).

Item 1(b).	Address of the Issuer's Principal Executive Offices:

701 Park of Commerce Boulevard, Suite 301 Boca Raton, FL 33487

Item 2(a).	Name of Person Filing

Nantahala Capital Management, LLC.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of the Reporting Person is 100 First Stamford Place, 2nd Floor, Stamford, CT 06902.

Item 2(c).	Citizenship:

The Reporting Person is a Massachusetts limited liability company.

Item 2(d).	Title of Class of Securities:
Common Stock (the “Shares”).
Item 2(e).	CUSIP Number:

452834104

CUSIP NO. 452834104	Page 4 of 6 Pages

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
The Reporting Person is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.
Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned:

As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 2,145,707 Shares.

Item 4(b).	Percent of Class:

As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 10.12% of the total number of Shares outstanding.

Item 4(c).	Number of shares as to which such person has:

Nantahala Capital Management, LLC
(i)	Sole power to vote or direct the vote	2,145,707
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	2,145,707
(iv)	Shared power to dispose or to direct the disposition of	0

CUSIP NO. 452834104	Page 5 of 6 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below the Reporting Person certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP NO. 452834104	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 27, 2012	NANTAHALA CAPITAL MANAGEMENT, LLC

By: /s/ Wilmot B. Harkey
Wilmot B. Harkey
Managing Member